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                             December 16, 2020

       David Garfinkle
       Chief Financial Officer
       CoreCivic, Inc.
       5501 Virginia Way
       Brentwood, TN 37027

                                                        Re: CoreCivic, Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 20,
2020
                                                            Form 10-Q for the
quarter ended September 30, 2020
                                                            Filed November 5,
2020
                                                            File No. 001-16109

       Dear Mr. Garfinkle:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarter ended September 30, 2020

       Funds from Operations, page 42

   1. Please explain in further detail the nature of the expenses associated with COVID-19 that have been excluded from
Normalized Funds from Operations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
       with any questions.
 David Garfinkle
CoreCivic, Inc.
December 16, 2020
Page 2


FirstName LastNameDavid Garfinkle   Sincerely,
Comapany NameCoreCivic, Inc.
                                    Division of Corporation Finance
December 16, 2020 Page 2            Office of Real Estate & Construction
FirstName LastName